UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 8)*

ATS Corporation

(Name of Issuer)

Common Stock, $.0001 par value

(Title of Class of Securities)

00211E104

(CUSIP Number)

Joel R. Jacks

900 Third Avenue, 33rd Floor

New York, NY 10022

Telephone: (212) 909-8400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

with a copy to:

Squire Sanders (US) LLP

1200 19th Street, N.W.

Suite 300

Washington, D.C. 20036

Attention: James J. Maiwurm

Telephone: (202) 626-6669

February 21, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00211E104

1	NAMES OF REPORTING PERSONS: Joel R. Jacks I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 1,394,528
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 1,394,528
	10	SHARED DISPOSITIVE POWER: 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,394,528
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 6.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

CUSIP No. 00211E104

1	NAMES OF REPORTING PERSONS: Peter M. Schulte I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 1,298,154
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 1,298,154
	10	SHARED DISPOSITIVE POWER: 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,298,154
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 5.6%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

CUSIP No. 00211E104

1	NAMES OF REPORTING PERSONS: Wesley Gaus I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 229,994
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 229,994
	10	SHARED DISPOSITIVE POWER: 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 229,994
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 1.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

CUSIP No. 00211E104

1	NAMES OF REPORTING PERSONS: Daniel Colon, Jr. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 12,765
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 12,765
	10	SHARED DISPOSITIVE POWER: 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 12,765
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): *%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

*	Less than 1%

Explanatory Note

This Amendment No. 8 (this “Amendment”) amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) on January 19, 2007 and amended on January 31, 2007, June 29, 2007 (by two filings), October 17, 2007, May 23, 2008, March 19, 2009 and July 1, 2011. This Amendment is being filed to report the entry into certain agreements by Messrs. Joel R. Jacks and Peter M. Schulte.

All of the percentages calculated in this Amendment are based on 23,249,845 shares of Common Stock outstanding as of the close of business on February 21, 2012, as reported by the Issuer to the Reporting Persons.

Unless otherwise stated, the information set forth in the original Schedule 13D and its amendments remains accurate in all respects.

Joel R. Jacks, Peter Schulte, Wesley Gaus and Daniel Colon, Jr. file as a “group,” as such term is used in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, due to their affiliation with CM Equity, as further described in the original Schedule 13D.

Item 4.	Purpose of Transaction.

Item 4 is amended by supplementing it with the following:

The Reporting Persons acquired the Shares for investment purposes. The Reporting Persons may from time to time acquire additional Shares for investment purposes, or dispose of securities, in the open market or in private transactions.

As previously announced by the Issuer in its Current Report on Form 8-K filed with the Securities and Exchange Commission on February 21, 2012, the Issuer has entered into an Agreement and Plan of Merger, dated as of February 21, 2012 with Salient Federal Solutions, Inc. (“Parent”) and Atlas Merger Subsidiary, Inc. (“Merger Sub”) (the “Merger Agreement”).

Pursuant to the Merger Agreement, and upon the terms and subject to the conditions thereof, Merger Sub will commence a tender offer (the “Offer”) within five (5) business days of execution of the Merger Agreement to acquire all of the outstanding shares of Company common stock, par value $0.0001 per share (“Common Stock”), at a price of $3.20 per share, net to the selling stockholders in cash, without interest (the “Offer Price”). Following the consummation of the Offer, and subject to the satisfaction or waiver of certain conditions set forth in the Merger Agreement, Merger Sub will merge with and into the Issuer (the “Merger”) and the Issuer will become a wholly-owned subsidiary of Parent.

Concurrently with the execution and delivery of the Merger Agreement, Schulte and Jacks, along with certain other directors and stockholders of the Company (collectively, the “Stockholders”), entered into agreements with Parent (the “Stockholder Agreements”), pursuant to which each of the Stockholders agreed, among other things, to tender shares representing an aggregate of 40% of the outstanding Common Stock pursuant to the Offer and, if necessary, vote such shares in favor of the adoption of the Merger Agreement. Specifically, in their respective Stockholder Agreements, Schulte and Jacks each agreed to tender, and vote if necessary, a portion of the Shares owned by them (other than shares of restricted stock or shares underlying employee stock options of the Issuer), 963,284 and 1,035,564 Shares, respectively. In addition, in the Stockholder Agreements, each of Schulte and Jacks agrees not to initiate, solicit or participate in any alternative proposals to acquire the Issuer. The Stockholder Agreements terminate in the event the Merger Agreement is terminated.

The foregoing description of the Merger Agreement and the Stockholder Agreements are summaries only and are qualified in their entirety by the full text of the Merger Agreement and the Stockholder Agreements, which are filed as Exhibits 2.1, 2.2 and 2.3 to the Issuer’s Current Report on Form 8-K filed on February 21, 2012 and which are incorporated herein by reference.

Item 6. Contracts, Arrangements, understandings or Relationships With Respect to Securities of the Issuer

Item 6 is amended by supplementing it with the following:

The information set forth under Item 4 above is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits

Exhibit 99.1	Joint Filing Agreement (included as Exhibit 99.1 to the Schedule 13D/A filed on October 17, 2007)

Exhibit 99.2	Form of Escrow Agreement entered into by the Issuer and certain of its stockholders and Continental Stock Transfer & Trust Company (included as Exhibit 10.17 to the Issuer’s Registration Statement on Form S-1, as amended (Registration No. 333-124638) and incorporated herein by reference)

Exhibit 99.3	Form of Registration Rights Agreement entered into by the Issuer and certain of its stockholders (included as Exhibit 10.14 to the Issuer’s Registration Statement on Form S-1, as amended (Registration No. 333-124638), and incorporated herein by reference)

Exhibit 99.4.	Amendment to Registration Rights Agreement entered into by the Issuer and certain of its stockholders (included as Exhibit 99.4 to the Schedule 13D/A filed June 29, 2007 and incorporated herein by reference)

Exhibit 99.5.	Amended and Restated Stock Escrow Agreement entered into by the Issuer, the former members of FSAC Partners, LLC, certain stockholders of the Issuer and Continental Stock Transfer & Trust Company (included as Exhibit 99.5 to the Schedule 13D/A filed June 29, 2007 and incorporated herein by reference)

Exhibit 99.6.	Joel R. Jacks Power of Attorney (included as Exhibit 99.4 to the Schedule 13D filed January 19, 2007 and incorporated herein by reference)

Exhibit 99.7.	Peter M. Schulte Power of Attorney (included as Exhibit 99.5 to the Schedule 13D filed January 19, 2007 and incorporated herein by reference)

Exhibit 99.8.	Wesley Gaus Power of Attorney (included as Exhibit 99.8 to the Schedule 13D filed January 19, 2007 and incorporated herein by reference)

Exhibit 99.9.	Daniel Colon, Jr. Power of Attorney (included as Exhibit 99.10 to the Schedule 13D filed January 19, 2007 and incorporated herein by reference)

Exhibit 99.10	Agreement and Plan of Merger, dated as of February 21, 2012, among Salient Federal Solutions, Inc., Atlas Merger Subsidiary, Inc. and ATS Corporation (incorporated by reference from Exhibit 2.1 of ATS Corporation’s Current Report on Form 8-K filed on February 21, 2012)

Exhibit 99.11	Stockholders’ Agreement, dated as of February 21, 2012, by and among Joel R. Jacks, Salient Federal Solutions and Atlas Merger Subsidiary, Inc. (incorporated by reference from Exhibit 2.2 of ATS Corporation’s Current Report on Form 8-K filed on February 21, 2012)

Exhibit 99.12	Stockholders’ Agreement, dated as of February 21, 2012, by and among Peter M. Schulte, Salient Federal Solutions and Atlas Merger Subsidiary, Inc. (incorporated by reference from Exhibit 2.3 of ATS Corporation’s Current Report on Form 8-K filed on February 21, 2012)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 22, 2012

JOEL R. JACKS

By:	/s/ Joel R. Jacks

Name:	Joel R. Jacks

PETER M. SCHULTE

By:	/s/ Peter M. Schulte

Name:	Peter M. Schulte

WESLEY GAUS

By:	/s/ Wesley Gaus

Name:	Wesley Gaus

DANIEL COLON, JR.

By:	/s/ Daniel Colon, Jr.

Name:	Daniel Colon, Jr.

EXHIBIT INDEX

Exhibit Number	Description

Exhibit 99.1	Joint Filing Agreement (included as Exhibit 99.1 to the Schedule 13D/A filed on October 17, 2007)

Exhibit 99.2	Form of Escrow Agreement entered into by the Issuer and certain of its stockholders and Continental Stock Transfer & Trust Company (included as Exhibit 10.17 to the Issuer’s Registration Statement on Form S-1, as amended (Registration No. 333-124638) and incorporated herein by reference)

Exhibit 99.3	Form of Registration Rights Agreement entered into by the Issuer and certain of its stockholders (included as Exhibit 10.14 to the Issuer’s Registration Statement on Form S-1, as amended (Registration No. 333-124638), and incorporated herein by reference)

Exhibit 99.4.	Amendment to Registration Rights Agreement entered into by the Issuer and certain of its stockholders (included as Exhibit 99.4 to the Schedule 13D/A filed June 29, 2007 and incorporated herein by reference)

Exhibit 99.5.	Amended and Restated Stock Escrow Agreement entered into by the Issuer, the former members of FSAC Partners, LLC, certain stockholders of the Issuer and Continental Stock Transfer & Trust Company (included as Exhibit 99.5 to the Schedule 13D/A filed June 29, 2007 and incorporated herein by reference)

Exhibit 99.6.	Joel R. Jacks Power of Attorney (included as Exhibit 99.4 to the Schedule 13D filed January 19, 2007 and incorporated herein by reference)

Exhibit 99.7.	Peter M. Schulte Power of Attorney (included as Exhibit 99.5 to the Schedule 13D filed January 19, 2007 and incorporated herein by reference)

Exhibit 99.8.	Wesley Gaus Power of Attorney (included as Exhibit 99.8 to the Schedule 13D filed January 19, 2007 and incorporated herein by reference)

Exhibit 99.9.	Daniel Colon, Jr. Power of Attorney (included as Exhibit 99.10 to the Schedule 13D filed January 19, 2007 and incorporated herein by reference)

Exhibit 99.10	Agreement and Plan of Merger, dated as of February 21, 2012, among Salient Federal Solutions, Inc., Atlas Merger Subsidiary, Inc. and ATS Corporation (incorporated by reference from Exhibit 2.1 of ATS Corporation’s Current Report on Form 8-K filed on February 21, 2012)

Exhibit 99.11	Stockholders’ Agreement, dated as of February 21, 2012, by and among Joel R. Jacks, Salient Federal Solutions and Atlas Merger Subsidiary, Inc. (incorporated by reference from Exhibit 2.2 of ATS Corporation’s Current Report on Form 8-K filed on February 21, 2012)

Exhibit 99.12	Stockholders’ Agreement, dated as of February 21, 2012, by and among Peter M. Schulte, Salient Federal Solutions and Atlas Merger Subsidiary, Inc. (incorporated by reference from Exhibit 2.3 of ATS Corporation’s Current Report on Form 8-K filed on February 21, 2012)